January 20, 2012

Via EDGAR & Overnight Delivery

United States Securities and Exchange Commission

Office of Global Security Risk

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Ms. Cecilia D. Blye

Re:	Blue Coat Systems, Inc.
Form 10-K for the Fiscal Year Ended April 30, 2011
Filed June 8, 2011
File No. 0-28139

Dear Ms. Blye:

Blue Coat Systems, Inc. (“Blue Coat” or the “Company”) submits this letter to you in response to your letter to Gordon C. Brooks, dated December 15, 2011, regarding the Company’s Form 10-K for the fiscal year ended April 30, 2011 (the “Form 10-K”). We have provided below the Company’s responses to the comments set forth in your letter. As used in this response the term “Sanctioned Country” refers to any of Syria, Cuba, Iran and Sudan. To facilitate your review, we have set forth each comment prior to the Company’s response.

General

1.

We are aware of recent news reports that your Internet-filtering devices are being used by the Syrian government to block websites and record visitors to websites in order to censor the Internet and conduct surveillance of its citizens. As you know, Syria is designated as a state sponsor of terrorism by the State Department, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature, duration, and extent of your past, current, and anticipated contacts with Syria, whether through subsidiaries, distributors, resellers, vendors, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, software, information, support, and services, including but not limited to any updating services, that you have provided or intend to provide into Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the government of Syria or

Blue Coat Systems, Inc. 420 North Mary Ave Sunnyvale, CA 94085 866.30BCOAT T: 408.220.2200 F: 408.220.2250 www.bluecoat.com

Ms. Cecilia D. Blye

United States Securities and Exchange Commission

January 20, 2012

entities controlled by that government. Please address specifically the aforementioned reports of Syrian government use of your products.

The Company has not knowingly made, nor does it presently intend to make, sales of its products, technology or services to individuals, entities or organizations in Syria. In general, the Company has no current or anticipated contacts with end users in Syria, whether through arrangements with subsidiaries, distributors, resellers, vendors, or other direct or indirect arrangements, and to its knowledge the Company has not had any such contacts, except as follows:

•

Certain Blue Coat products may have been diverted to Syria or other Sanctioned Countries, without the knowledge of the Company, after being sold to channel partners, such as distributors and resellers, in compliance with applicable U.S. export and sanctions laws and regulations.

•

In 2005, at the request of a channel partner, the Company applied to the Commerce Department’s Bureau of Industry and Security for a license to export three of its ProxySG appliances to an end user in Syria. The application was denied and the sale was not made.

•

From time to time, the Company has received other sales or support inquiries regarding its products or services for use by end users in Syria or other Sanctioned Countries; to the Company’s knowledge, no such requests have been fulfilled.

•

From time to time, the Company or its channel partners provide training with respect to Blue Coat products at trade shows, over the Web or otherwise; the Company generally does not screen attendees at such sessions.

•

Prior to early November 2011, it was possible for end users with an IP address assigned to Syria or another Sanctioned Country to obtain software and updates for use with Blue Coat products (that may have been diverted or otherwise unlawfully provided by third parties to such end user) through accessing certain Blue Coat Web sites, provided that the end user used or referenced a valid user account or license.

•

Prior to early November 2011, it was possible for Blue Coat appliances or software clients with an IP address assigned to Syria or another Sanctioned Country to access Blue Coat’s WebPulse service, a cloud-based Web content categorization service, provided that the appliance or software was appropriately configured. The Company believes that the specific Blue Coat products referenced in the recent news reports noted by the Staff were not configured to use the WebPulse service.

•	Prior to early November 2011, it was possible for appliances or software clients of certain of Blue Coat’s OEM licensees with an IP address assigned to Syria or another Sanctioned

Ms. Cecilia D. Blye

United States Securities and Exchange Commission

January 20, 2012

Country to access Blue Coat’s WebPulse service, provided that the appliance or software was appropriately configured.

•

Prior to early November 2011, it was possible for end users with an IP address assigned to Syria or another Sanctioned Country to download Blue Coat’s free K9 Web protection software and use such software to access the WebPulse service. It is important to note that the K9 software is used on individual computers and is intended to be used to protect families from malicious content by allowing parents to set policies to define the Web content that can be accessed by the individual computer.

The Company commenced an internal investigation after learning of the news reports noted by the Staff above. As a consequence, in October 2011 it commenced blocking all access to its services and Web sites from all IP addresses identified by MaxMind, a third party provider of geolocation and online fraud detection tools, as IP addresses located in or assigned to Syria or other Sanctioned Countries, and completed that process in early November. This includes access to software downloads (including K9) and updates and access to the WebPulse service. While the Company has taken reasonable steps to block access to its products and services by end users located in Syria and other Sanctioned Countries, it is possible that third parties may attempt to circumvent the controls that the Company has put in place and that they could be successful in those attempts.

The Company is cooperating with the Office of Export Enforcement of the Commerce Department’s Bureau of Industry and Security in its investigation of unauthorized exports/re-exports of Blue Coat products to Syria.

Except as set forth above, the Company has not provided any products, equipment, components, technology, software, information, support or services, including but not limited to any updating services, into Syria, directly or indirectly. Moreover, the Company does not intend to provide any products, equipment, components, technology, software, information, support or services, including but not limited to any updating services, into Syria, directly or indirectly, so long as Syria is designated as a state sponsor of terrorism by the U.S. State Department, is the subject of U.S. economic sanctions or is an embargoed country under U.S. export laws.

The Company does not have any agreements, commercial arrangements, or other contacts with the government of Syria or, to its knowledge, entities controlled by that government.

The Company cannot confirm or deny the accuracy of the above-referenced media reports claiming that the Syrian government is using Blue Coat products and, if the Syrian government is using the Company’s products, how those products are being used. Notably, the Company’s products are not intended for surveillance purposes.

2.	You disclose on page 42 and 93 that you derive revenues from Latin America, the Middle East, and Africa, regions that can be understood to include Cuba, Iran, and Sudan. As you

Ms. Cecilia D. Blye

United States Securities and Exchange Commission

January 20, 2012

know, Cuba, Iran, and Sudan are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, if any, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements since your letter to the staff dated March 18. 2008. Your response should describe any products, equipment, components, technology, software, information, support, and services that you have provided, or intend to provide, into those countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with their governments or entities controlled by those governments.

Except as set forth above in response to Comment 1, the Company has not had contacts with end users in Cuba, Iran or Sudan, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements, since the Company’s letter to the staff dated March 18, 2008, and does not anticipate having contacts with end users in any such country so long as the country is designated as a state sponsor of terrorism by the U.S. State Department, is the subject of U.S. economic sanctions or is an embargoed country under U.S. export laws.

The Company does not have any agreements, commercial arrangements, or other contacts with the governments of Cuba, Iran or Sudan or, to its knowledge, entities controlled by those governments.

3.	Please tell us whether, to the best of your knowledge, understanding, and belief, any of the products, equipment, components, software, or technology you have provided or intend to provide, directly or indirectly, into Cuba, Iran, Sudan, and/or Syria are controlled items included in the Commerce Department’s Commerce Control List. If so, tell us whether any such items have military uses, and describe such possible uses of which are you aware. Also, advise us whether, to the best of your knowledge, understanding, and belief, any such items have been put to military uses by Cuba, Iran, Sudan, and/or Syria, and discuss any such uses of which you are aware.

Except as set forth above in response to Comment 1, the Company has not provided any products, equipment, components, software, or technology, directly or indirectly, into any Sanctioned Country. The Company does not intend to provide any products, equipment, components, software, or technology, directly or indirectly, into any Sanctioned Country, so long as such country is designated as a state sponsor of terrorism by the U.S. State Department, is the subject of U.S. economic sanctions or is an embargoed country under U.S. export laws.

Blue Coat products generally are controlled under the U.S. Department of Commerce’s Commerce Control List (CCL) in classifications 5A002 and/or 5D002 of the CCL. Blue Coat does not produce products specifically designed for military purposes, and is not aware of any military uses to which its products have been put in any Sanctioned Country.

Ms. Cecilia D. Blye

United States Securities and Exchange Commission

January 20, 2012

4.	We are aware of news reports indicating that your products shipped from Rotterdam to Dubai and destined for Iraq found their way to Syria, and that you have alerted U.S. authorities to the transfer and are cooperating with government inquiries. Please describe for us your current policies, procedures, and systems to ensure compliance with U.S. economic sanction laws and export control regulations, and tell us whether you have undertaken any additional measures or implemented enhanced controls in light of the reported use of your products by the Syrian government.

The Company maintains a Corporate Export Management System (“EMS”), which establishes policies, procedures, and systems to ensure compliance with U.S. export control and economic sanctions laws and regulations, including provisions for recordkeeping, training, internal reviews, product classification, obtaining export licenses, hiring foreign nationals and screening for denied persons, diversion risk and other categories.

The Company seeks to obtain information concerning any additional intermediary (such as a reseller) and the end user customer, including both the identity of such party and its address, in connection with each purchase order placed by a channel partner, in order to assist the Company in conducting proper screening. The Company uses a third-party customer/end-user screening database service from Kewill to screen all sales orders prior to shipment and uses that database to screen the Company’s master customer list against over thirty categories (including the Table of Denial Orders and Specially Designated Nationals List) on a weekly basis. The Company also educates and trains its employees about U.S. export control laws and regulations and how such laws and regulations affect the Company’s business.

The Company has provisions in its form sales contracts, including with its distributors and direct resellers, that require compliance with U.S. export control laws and other applicable laws and regulations.

In light of the Company’s recent internal investigation, it has taken the following steps:

•

It has blocked any access to services and Web sites controlled by the Company from all IP addresses that have been identified by MaxMind, a third party provider of geolocation and online fraud detection tools, as IP addresses located in or assigned to Syria or other Sanctioned Countries. This includes access to software downloads (including K9) and updates and access to the Company’s WebPulse service.

•

It has terminated the right of a channel partner affiliate in the Middle East to distribute Blue Coat products after the Company verified that certain appliances that the Company sold in compliance with U.S. export law to that affiliate were diverted to Syria after that sale.

Ms. Cecilia D. Blye

United States Securities and Exchange Commission

January 20, 2012

•	It has implemented a technique to block incoming and outgoing e-mails from the top level domains of each Sanctioned Country (i.e., .sy, .ir, .cu and ..sd) that are sent to or from the Company.

The Company continues to investigate additional measures and controls that it can implement to reduce the risk of future export violations and product diversions.

5.	Please discuss for us the materiality of any contacts with Cuba, Iran, Sudan, and Syria you describe in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making and investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have contacts with Cuba, Iran, Sudan, or Syria. In this regard, you should discuss specifically the above-referenced news reports about Syrian government use of your products.

The Company has no material contacts with Cuba, Iran, Sudan or Syria. It has had no revenues, assets or liabilities associated with any of these countries for the last three fiscal years or the subsequent interim period.

Because the Company sells substantially all of its products through a distribution channel, there is a risk of diversion of its products by those channel partners. This risk was addressed generally on page 14 of the Company’s Form 10-K, as follows:

While we require that our third party sales channel partners comply with applicable laws and regulations, they could engage in behavior or practices that expose us to legal or reputational risk.

This risk factor was subsequently updated on page 56 of the Company’s Form 10-Q, for the quarter ended October 31, 2011, as follows:

While we require that our third party sales channel partners comply with applicable laws and regulations, they could engage in behavior or practices that expose us to legal or reputational risk. For example, we recently verified that certain appliances that we sold in compliance with U.S. export law to a Middle Eastern affiliate of one of our channel partners were diverted to Syria after that sale. We are

Ms. Cecilia D. Blye

United States Securities and Exchange Commission

January 20, 2012

conducting an internal review of the matter and are cooperating with the U.S. government in connection with its review. We have terminated the right of the channel partner affiliate to distribute our products, which could result in disruption of sales in the Middle East, delay fulfillment of previously accepted orders, result in the imposition of penalties or fines, and harm our operating results in the Middle East.

Diversion of the Company’s products to any Sanctioned Country may result in damage to its reputation and has caused it to incur additional costs relating to internal and external investigation. As a consequence of the above-referenced reports about Syrian government use of the Company’s products, the Company has expended legal fees and has incurred internal personnel costs well in excess of 1,000 person-hours. The Company presently cannot quantify the impact of any damage to its reputation as a consequence of the above-referenced reports. However, the Company believes that the following facts, which were noted above, should cause a reasonable investor to conclude that any unintended contacts the Company may have had with Sanctioned Countries are not material: the Company never knowingly provided any products, technology or services to end users in any of the Sanctioned Countries, it is cooperating fully with the U.S. government, and it has taken additional steps to prevent diversion of its products to those countries.

Acknowledgments

In connection with the Company’s response to your comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert staff comments as a defense in and proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Betsy E. Bayha Betsy E. Bayha
Senior Vice President, General Counsel and Secretary

Copy to: Pradip Bhaumik